

05044201


SEC MAIL PROCESSING SECTION
RECEIVED
NOV 2 5 2005
WASH., D.C.
199

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burke Lawton Brewer & Burke, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

516 N. Bethlehem Pike
(No. and Street)

Spring House (City) PA (State) 19477 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.P. McAndrew & Company, P.C.
(Name – *if individual, state last, first, middle name*)

8333 Germantown Avenue, PO Box 4072 Philadelphia, PA 19118
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 22 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANKLIN A. BURKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burke Lawton Brewer & Burke, LLC, as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Phoebe N. Doering, Notary Public
Ambler Boro, Montgomery County
My Commission Expires Sept. 24, 2007
Member, Pennsylvania Association Of Notaries

Phoebe N. Doering 11-21-05
Notary Public

Franklin A Burke
Signature

PRESIDENT & CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



J.P. McAndrew & Company, P.C.
Certified Public Accountants

November 11, 2005

To the Members
Burke, Lawton, Brewer & Burke, LLC
Spring House, Pennsylvania

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Burke, Lawton, Brewer & Burke, LLC as of September 30, 2005, and the related statements of income and changes in members' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burke, Lawton, Brewer & Burke, LLC as of September 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

J.P. McAndrew & Company, PC

8333 Germantown Avenue, P.O. Box 4072, Philadelphia, PA 19118 • Tel: 215-247-1804 • Fax: 215-247-1867

Burke, Lawton, Brewer & Burke, LLC
Statement of Financial Condition
September 30, 2005

Assets

Cash and cash equivalents	$1,014,576
Deposits with clearing organizations	25,000
Receivable from clearing organization	71,293
Accrued commissions income receivable	348
Prepaid expenses and miscellaneous receivables	15,770
Marketable securities owned, at market value	32,317
Property and equipment, at cost, less accumulated depreciation $135,738	14,134
	$1,173,438

Liabilities and Members' Equity

Accounts payable, accrued expenses and other liabilities	$18,146
Subordinated borrowings	200,000
Total Liabilities	218,146
Members Equity	955,292
	$1,173,438

The accompanying notes are an integral part of these financial statements.

Burke, Lawton, Brewer & Burke, LLC
Statement of Income and Changes in Members' Equity
For the Year Ended September 30, 2005

Revenues	
Commissions	$1,018,572
Net dealer inventory and investment gains	165,511
Margin interest	38,702
Interest and dividends	128,546
Administration fees	920,493
	2,271,824
Expenses	
Employees compensation and benefits	1,103,967
Clearing charges	229,198
Communications	30,440
Occupancy and equipment	162,127
Taxes	13,874
Promotional costs	34,194
Data processing costs	33,359
Regulatory expenses	36,310
Other operating expenses	66,912
Interest expense	3,429
Depreciation	3,252
	1,717,062
Net Income	554,762
Members' equity, October 1, 2004	1,631,143
Members' contributions, net of distributions	(1,230,613)
Members' equity, September 30, 2005	$955,292

The accompanying notes are an integral part of these financial statements.

Burke Lawton, Brewer and Burke, LLC
Statement of Changes in Subordinated Borrowings
For the Year Ended September 30, 2005

Subordinated borrowings at October 1, 2004	$0.00
Increases	
Issuance of subordinated note	200,000
Subordinated borrowings at September 30, 2005	$200,000

The accompanying notes are an integral part of these financial statements.

Burke, Lawton, Brewer, & Burke, LLC
Statement of Cash Flows
For the Year Ended September 30, 2005

Cash flows from operating activities:	
Net income	$554,762
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation	3,252
Decrease in receivables from clearing organization	2,020
(Increase) in accrued commissions income receivable	(69)
(Increase) in prepaid and miscellaneous receivables	(3,918)
Increase in accounts payable, accrued expenses and other liabilities	9,344
Net cash provided by operating activities	565,391
Cash flows from investing activities:	
Purchase of property and equipment	(12,038)
Decrease in marketable securities owned	1,008,331
Net cash provided by investing activities	996,293
Cash flows from financing activities:	
Members' contributions, net of distributions	(1,230,613)
Proceeds from issuance of subordinated debt	200,000
Net cash used in financing activities	(1,030,613)
Net increase in cash and cash equivalents	531,071
Cash and cash equivalents at beginning of period	483,505
Cash and cash equivalents at the end of period	$1,014,576
Supplemental cash flow information:	
Interest paid	$0.00

The accompanying notes are an integral part of these financial statements.

Burke, Lawton Brewer & Burke, LLC
Notes to Financial Statements
For the Year Ended September 30, 2005

Note 1. Significant Accounting Policies

Burke Lawton Brewer & Burke (the "Firm") is a limited liability company operating as a fully disclosed registered broker - dealer.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

For the purposes of the statement of cash flows, the Firm has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Securities transactions and related revenue and expenses are recorded on a trade date basis.

Marketable securities are valued at market value. The resulting difference between cost and market value is included in income.

Depreciation is computed on a straight-line basis over the estimated useful lives of the assets (five to seven years) . Depreciation expense for the period is $3,252.

Note 2. Deposit and Receivable from Clearing Organization

The Firm has on deposit $25,000 with its clearing organization to secure the clearing agreement. The Receivable from clearing organization includes amounts due for completed transactions.

Note 3. Securities Owned

Marketable securities owned consist of trading and investment securities at quoted market values as follows:

Money Market Funds	$28,117
Equity Securities	4,200
Total	$32,317

Note 4. Subordinated Borrowings

The borrowings under subordination agreements at September 30, 2005 are listed as follows:

Subordinated Note, 2.37%, due January 11, 2008	$200,000

The subordinated borrowings are available in computing net capital under the SEC's uniform capital rule. To the extent that such borrowings are required for the Firms' continued compliance with minimum net capital requirements, they may not be repaid.

Burke, Lawton Brewer & Burke, LLC
Notes to Financial Statements
For the Year Ended September 30, 2005

Note 5. Retirement Plan

Effective January 1, 2001, the Firm adopted a simplified employee pension plan (SEP). The SEP covers all employees at least 21 years of age with a half year of service. The total expense for the year ended September 30, 2005, was $113,387.

Note 6. Related Party Transactions

The Firm leases its office from a member on a month to month basis. The total expense for the year ended September 30, 2005 was $120,000.

The Firm has an agreement with Venture Securities Corporation (owned by a member) to share space, personnel and other general and administrative costs. Costs paid by the Firm attributable to Venture, are reimbursed by Venture and are included in the Statement of Income as of September 30, 2005.

Note 7. Income Tax

As an LLC operating as a partnership, the Firm is not a taxable entity for federal and state income tax purposes. Accordingly, the individual members'/partners' report their respective shares of income or loss on their personal tax returns.

Note 8. Net Capital Requirements

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2005 the Firm had net capital of $1,116,044, which was $866,044 in excess of its required net capital of $250,000. The Firm's net capital ratio was .0159 to 1.

Note 9. Rule 15c3-3 Requirements

The operation of Burke Lawton Brewer & Burke, LLC does not include physical handling of securities or the maintenance of open customer accounts. Accordingly, the Firm is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by paragraph (k)(2)(ii) of such rule.

Note 10. Fair Values of Financial Instruments

Financial instruments on the balance sheet at September 30, 2005, comprised of cash, receivables, marketable securities and payables are valued as noted below:

Cash, receivables, and payables - carrying amounts of these items are reasonable estimates of their fair value due to their short term nature.

Marketable securities - the fair value is estimated from quoted market prices for these or similar investments.

Note 11. Concentration of Credit Risk

Financial instruments, which potentially subject the Firm to concentration of credit risk, consist principally of cash and marketable securities.

The Firm places its cash with high credit quality institutions. At times such amounts may be in excess of the FDIC insurance limits. As of September 30, 2005, excess amounts over the FDIC insurance limits was $914,576.

Market securities consists of a diversified portfolio of equity securities and money-market funds.

Note 12. Contingencies

The Firm clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Firm and the clearing broker, the clearing broker has the right to charge the Firm for the losses that result from a counterpart's failure to fulfill its contractual obligations.

As the right to charge the Firm has no maximum amount and applies to all trades executed through the clearing broker, the Firm believes there is no maximum amount assignable to this right. The Firm believes that, since it only trades with customer invested funds, the risk of loss is remote. The Firm made no payments to the clearing broker related to this guarantee on 2005, and has recorded no liabilities with regard to the commitment as of September 30, 2005.

In addition, the Firm has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Firm's clearing broker monitors the credit standing of all counterparties with which it conducts business.



J.P. McANDREW & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on
Supplementary Information Required By
SEC. Rule 17a-5

November 11, 2005

To the Members'
Burke, Lawton, Brewer & Burke, LLC
Spring House, Pennsylvania

We have audited the financial statement of Burke, Lawton, Brewer & Burke, LLC for the year ended September 30, 2005, and have issued our report thereon dated November 11, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.P. McAndrew & Company, PC

8333 Germantown Avenue, P.O. Box 4072, Philadelphia, PA 19118 • Tel: 215-247-1804 • Fax: 215-247-1867

Schedule I

Burke, Lawton, Brewer & Burke, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2005

Net Capital		
Total members' equity		$955,292
Add		
Subordinated borrowings allowable in computation of net capital		200,000
Total capital and allowable subordinated borrowings		1,155,292
Deductions and/or charges		
Non-allowable assets		
Property and equipment	$14,134	
Prepaid expenses and miscellaneous receivables	15,770	
Non-allowable receivable from broker dealer	4,582	34,486
		1,120,806
Less securities haircut pursuant to Rule 15c 3-1		
Trading and investment securities		
corporate obligations	$562	
Other - NASDAQ stock	4,200	4,762
Net capital		$1,116,044
Aggregate Indebtedness		
Items includes in statement of financial condition		
Accounts payable, accrued expenses and other liabilities		$18,146
Total aggregate indebtedness		$18,146
Computation of basic net capital requirement		
Minimum net capital required (based on aggregate indebtedness)		1,208
Minimum dollar required of reporting broker or dealer		250,000
Net capital requirement		$250,000
Net capital in excess of minimum required		$866,044
Ratio of aggregate indebtedness to net capital		.0159 to 1

Schedule I continued

Burke, Lawton, Brewer & Burke, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2005

Reconciliation to the Firm's computation as of September 30, 2005, net capital as reported	$1,115,756
To record accrued commissions receivable	348
To adjust accounts payable and accrued expenses	(60)
Net capital per above	$1,116,044

Statement pursuant to paragraph (d) (4) of Rule 17a-J: Reconciliation of Focus Report

No material differences exist between the amount above and the computation by Burke, Lawton, Brewer & Burke, LLC in Part II-A of the Focus Report on Form X-17A-5 at September 30, 2005.



J.P. McANDREW & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

November 11, 2005

To the Members'
Burke, Lawton, Brewer, & Burke, LLC
Spring House, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedules of Burke, Lawton, Brewer & Burke, LLC (the "Firm") for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Firm, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5 (g), in the following:

1. Making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

8333 Germantown Avenue, P.O. Box 4072, Philadelphia, PA 19118 • Tel: 215-247-1804 • Fax: 215-247-1867

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards establishes by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at September 30, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, The Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by any other than these specified parties.

J. P. M. Cardone & Company, PC